August 18, 2010

Keith O`Connell, Esquire
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:T. Rowe Price Institutional Income Funds, Inc. ("Registrant")
 T. Rowe Price Institutional Floating Rate Fund-F Class ("Class")
File Nos.: 333-84634/811-21055

Dear Mr. O`Connell:

The following is in response to your oral comments to Tawanda Cottman and Fran Pollack-Matz on August 12, 2010, regarding the post-effective amendment filed pursuant to Rule 485(a) on June 28, 2010 to add the above referenced Class. Your comments and our responses are set forth below.

Comment:

Pursuant to Item1(a)(2) of Form N-1A, the exchange ticker symbol of the Class must appear on the front cover of its prospectus.
Response:

We will revise the front cover of the prospectus to include the exchange ticker symbol once it has been obtained from NASDAQ.

Comment:

The prospectus states the following on page 6, under the "Payments to Broker-Dealers and Other Financial Intermediaries" section: "If you purchase the fund through a broker-dealer or other financial intermediary, the fund and its related companies may pay the intermediary for the performance of administrative services." (Emphasis added.) This sentence does not completely comply with Form N-1A, which prescribes the following disclosure: "If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the fund and its related companies may pay the intermediary for the sale of Fund shares and related services." (Emphasis added.) The sentence in the prospectus should be revised in order to comply with the Form.

Response:

Item 8 of Form N-1A provides that a fund may modify the financial intermediary compensation disclosure if the modified statement contains comparable information. In accordance with correspondence submitted to you on January 28, 2010, regarding your comments on Rule 485(a) filings made for various registrants on December 11, 2009, we have been modifying the disclosure set forth by Item 8 for our Retail funds. The basis for modifying the disclosure for our Retail funds is that they do not charge 12b-1 fees or pay financial intermediaries for distribution related to the sale of fund shares, but they have adopted an administrative fee payment ("AFP") program that authorizes them to pay third-party intermediaries for sub-transfer agency, recordkeeping, and other administrative services provided on behalf of the fund. These administrative services include transmitting net purchase and redemption orders to T. Rowe Price, maintaining separate records reflecting shareholders` transactions and share balances, preparing and delivering shareholder confirmations and statements, processing dividend payments and other distributions, and supporting telephone and internet inquiries in connection with these services. Similar to our Retail Funds, our F Class will participate in the AFP program and will only pay intermediaries for administrative services and not for sales of fund shares. As a result, we believe it is appropriate to modify the disclosure for our F Class in the same manner that we have modified the disclosure for our Retail funds.

Comment:

The prospectus states the following on page 16, under the "Signature Guarantee" section: "An intermediary may need to obtain a signature guarantee in certain situations and should consult its T. Rowe Price Financial Institution Services representative." Disclose the situations for which a signature guarantee is required.

Response:

The disclosure will be revised as follows:

An intermediary may need to obtain a signature guarantee in certain situations, such as:

Written requests to redeem over $5,000,000 and wire the redemption proceeds to a bank account not on file;

Remitting redemption proceeds to any person, address, or bank account not on record;

Changing the account registration or broker-dealer of record for an account.

Intermediaries should consult their T. Rowe Price Financial Institution Services representative for specific requirements.

Additional Change:

We also intend to make changes to the disclosure that appears under "Shareholder Servicing Fees" on pages 16-17 of the prospectus for the Class. We are proposing to make slight modifications to the first two paragraphs and to add a new third paragraph. (Please note that these revisions would make the "Shareholder Servicing Fees" disclosure for the T. Rowe Price Institutional Floating Rate Fund-F Class identical to the "Shareholder Servicing Fees" disclosure that was filed on July 28, 2010 pursuant to Rule 485(a) for the T. Rowe Price Institutional Core Plus Fund-F Class.) The revised disclosure we intend to include for all F Class funds is as follows:

The F Class is a share class of its respective T. Rowe Price fund and is not a separate mutual fund. The fund`s F Class shares are intended for purchase through financial advisors and certain third-party intermediaries, including brokers, banks, insurance companies, retirement plan recordkeepers, and other financial intermediaries that provide various administrative services. F Class shares are generally not available to intermediaries that would make the fund available to their customers through a "supermarket" platform.

The F Class has adopted a program that authorizes the funds to pay administrative fee payments to intermediaries at a rate of up to 0.10% of average daily net assets (up to 0.15% of average daily net assets for certain defined contribution retirement plans) per year for various services they perform. The administrative fee payment program allows the funds to pay retirement plans, retirement plan recordkeepers, insurance companies, banks, and broker-dealers for transfer agency, recordkeeping, and other administrative services provided on behalf of the fund. These services include transmitting net purchase and redemption orders to T. Rowe Price, maintaining separate records reflecting shareholders` transactions and share balances, preparing and delivering shareholder confirmations and statements, processing dividend payments and other distributions, and supporting telephone and internet inquiries in connection with these services.

Some broker-dealers or other financial intermediaries are also eligible to purchase T. Rowe Price Institutional funds that are not offered in the F Class (the "Institutional Class"). The Institutional Class shares have lower expenses than F Class shares, and the payment of the administrative fee by the F Class creates a potential conflict of interest by influencing the broker-dealer or other intermediary to purchase F Class shares instead of Institutional Class shares.  If this happens, you will incur higher expenses than if your intermediary had purchased Institutional Class shares on your behalf (assuming your intermediary would qualify to purchase Institutional Class shares). Ask your salesperson for more information regarding the eligibility of your financial intermediary to purchase Institutional Class shares.

If you have any questions concerning these matters or any others, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell Braman at 410-345-2013.

Sincerely,
/s/ Brian R. Poole
Brian R. Poole

Vice President and Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher
David Oestreicher
Vice President, T. Rowe Price Institutional Income Funds, Inc.